SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

  Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at January 23, 2004

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 23, 2004

* Print the name and title of the signing officer under his signature.

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Anooraq Resources Corporation
1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.anooraqresources.com

MORE INFORMATION ON ANOORAQ - PELAWAN GA-PHASHA PGM PROJECT AGREEMENT

January 23, 2004 , Vancouver , BC . Ronald W. Thiessen, President and CEO, Anooraq Resources Corporation (TSX Venture-ARQ; OTC.BB-ARQRF) is pleased to announce additional information about the agreement with Pelawan Investments (Proprietary) Limited ("Pelawan") to combine the companies' respective Platinum Group Metals ("PGM") assets, comprising Anooraq's Northern Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha Platinum Group Metals Project (the "Ga-Phasha Project"). The Ga-Phasha Project is a Black Economic Empowerment ("BEE") joint venture to be concluded under an existing agreement-in-principle between Anglo American Platinum Corporation Limited Group ("Anglo Platinum") and BEE partners in South Africa. Pelawan and Anglo Platinum are in the process of finalizing their joint venture agreement ("the JV agreement") which, on implementation, will result in Pelawan receiving a participation interest equal to 50% of the Ga-Phasha Project, while the other 50% of the Project will be retained by Anglo Platinum. Pelawan is comprised of a consortium of broad based Historically Disadvantaged South Africans, including a management team with extensive technical and operational experience in the South African mining industry. Anooraq, through a wholly owned subsidiary, has extensive PGM mineral rights holdings in the Northern Limb of the Bushveld. Anglo Platinum is a joint venture participant with Anooraq on several of these Northern Limb mineral rights holdings. In addition to merging these high quality PGM assets, the transaction is designed to position Anooraq to be a wholly constituted entity qualifying as a BEE Company.

The Anooraq-Pelawan Agreement, more fully described in the Joint News Release dated January 21, 2004, is expected to close on April 22, 2004. The closing requires, among other conditions, regulatory approvals from authorities in South Africa and Canada, finalization of the JV agreement and approvals by the shareholders of both Pelawan and Anooraq. In addition, pursuant to this transaction being classified as a Reverse Take-Over, Anooraq is required to engage a brokerage firm as a sponsor and the Company is currently reviewing proposals with the objective of engaging a sponsor as soon as is reasonably possible.

Anooraq is undertaking to meet the independence and corporate governance requirements of senior stock exchanges and regulatory agencies in North America for the Anooraq Board of Directors at the time of closing. To that end, the Board shall be comprised of nine persons - three independents, and three from each of the current Boards of Anooraq and Pelawan. The independent board members are yet to be determined, but shall be chosen in the following manner: one by Anooraq, one by Pelawan and one jointly. Certain aspects of the management structure of the Company will remain the same. Mr. Ronald W. Thiessen, B.Comm., CA, will retain his role as President and Chief Executive Officer, Robert A. Dickinson, M.Sc., will remain as Co-Chairman and Jeffrey R Mason, B.Comm., CA, will continue to be Chief Financial Officer. Scott D. Cousens, currently a Director of the Company, shall assume the position of Vice President, Investor Relations and Corporate Finance. Mr. Thiessen, Mr. Dickinson and Mr. Cousens will also retain their positions on the Board of Directors. The three Pelawan appointed directors will also assume positions as officers of the Company. The current proposal is for Tumelo Motsisi, BA., LLM., MBA, to become Deputy Chief Executive Officer and Managing Director, Harold Motaung, B.Sc., MBA, to become Chief Operations Officer and the yet to be determined third Director to become Co-Chairman of the Board.

The 9,700-hectare Ga-Phasha property is located on the northern part of the Eastern Limb of the Bushveld Complex, the world's pre-eminent PGM environment. Mineralization occurs in the UG2 and Merensky Reefs, the two main PGM-bearing horizons in the Bushveld. Anglo Platinum and other operators have conducted 62,400 metres of exploration drilling at Ga-Phasha, outlining significant mineral resources in both reefs. The mineral resources in the table (attached) are based on geological models developed by Pelawan from 41 holes drilled in the UG2 Reef and 40 holes in the Merensky Reef. Additional information on the grade of the individual platinum group metals is also provided in the table, as well as amended tonnage and grade figures in the inferred category from those reported on January 21, 2004 for both the UG2 and Merensky Reefs.

Ga-Phasha Mineral Resources
Resource Category	Cut-off Grade or Width[1]	Tonnes	Grade 4PGM (g/t)[2]	Grade Pt (g/t)[3]	Grade Pd (g/t)[3]	Grade Rh (g/t)[3]	Grade Au (g/t)[3]	Contained Ounces 4PGM
UG2 Reef
Measured	5.0 g/t 4PGM	10,194,000	6.56	2.89	3.08	0.41	0.17	2,150,000
Indicated	0.77 metres	55,498,000	7.05	3.10	3.31	0.44	0.18	12,580,000
Inferred[4]	0.74 metres	111,506,000	7.10	3.12	3.34	0.45	0.18	25,438,000
Merensky Reef
Measured	3.0 g/t 4PGM	10,398,000	4.44	1.95	2.09	0.28	0.12	1,480,000
Indicated	1.23 metres	32,891,000	4.37	1.92	2.05	0.28	0.11	4,620,000
Inferred[4]	1.17 metres	137,427,000	4.32	1.90	2.03	0.27	0.11	19,099,000

1 A mineral resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions, might become economically viable. A grade cut-off was used to determine the measured resources, and a vertical mining width
2 4PGM = platinum + palladium + rhodium + gold
cut-off was used when determining the indicated and inferred resources.
3 Grades for individual elements are estimated from percentages of each used to tally 4PGM.
4 Inferred resources outlined on all four farms; measured and indicated on Paschaskraal and Klipfontein farms only.

The mineral resources were estimated using CIM 2000 guidelines by independent qualified person Charles Muller, Pr. Sci. Nat. In accordance with requirements under National Instrument 43-101, a technical report will be filed in 30 days at www.sedar.com.

For further details on Anooraq and its properties in South Africa, please visit the Company's website at www.anooraqresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Completion of the transaction is subject to a number of conditions, including but not limited to, Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Management Information Circular and/or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Anooraq should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.